August 31, 2010

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Life Insurance Company of New York
JNLNY Separate Account I (PII)
File Nos. 333-70384 and 811-08401

Dear Commissioners:

For the above referenced Registrant, this filing is Post-Effective Amendment No. 48 under the Securities Act of 1933, and Amendment No. 178 under the Investment Company Act of 1940, to the Registration Statement (the “Amendment”).  Registrant is making this filing pursuant to rule 485(a)(1) under the Securities Act of 1933.

The prospectus contained in the Amendment includes:

•	Two new Guaranteed Minimum Withdrawal Benefits that each provide flexibility as to the election of selected features, referred to as “Options”;
•
A new death benefit available only with one of the new Guaranteed Minimum Withdrawal Benefits’ combinations of Options. Revised versions of the LifeGuard Freedom 6 Net Guaranteed Minimum Withdrawal Benefits;

•	Revised versions of the LifeGuard Freedom 6 Net Guaranteed Minimum Withdrawal Benefits; and
•
Updated disclosure for the unregistered Fixed Accounts' interest rate computations and guarantees, including for the Fixed Account Options, the GMWB Fixed Account and the GMAB Fixed Account, and transfer restrictions into and out of the Fixed Accounts.

Please note that other currently registered annuity contracts will contain these revisions.  Regarding the additional contracts and related registration statements, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of this filing, marked to show changes.

The facing sheet of the Amendment specifies effectiveness on the 60th day after the filing.  In accordance with Rule 461 under the 1933 Act, however, Registrant and Jackson National Life Distributors, Inc., the Registrant's principal underwriter, hereby reserve the ability to orally request acceleration of the effective date of the Amendment.  Registrant and Jackson National Life Distributors, Inc. are aware of their respective obligations under the 1933 Act.

If you have any questions or comments, please contact me at 517-367-3872, or Joan E. Boros, Jorden Burt LLP at 202-965-8150.

Yours truly,

FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:  Ellen Sazzman

August 31, 2010

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Life Insurance Company of New York
JNLNY Separate Account I (PII)
File Nos. 333-70384 and 811-08401

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above-referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at 517-367-3872, or Joan Boros, Jorden Burt LLP at 202-965-8150.

Yours truly,

FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:  Ellen Sazzman